UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2010

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the general mandates to issue and repurchase shares and re-election of retiring directors and proposed amendments to the Options granted under the Share Option Scheme and Notice of Annual General Meeting (the “AGM”) together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name: Title:	Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary

Dated: November 17, 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 1137)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED AMENDMENTS TO THE OPTIONS GRANTED

UNDER THE SHARE OPTION SCHEME

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the board of directors of City Telecom (H.K.) Limited is set out on pages 3 to 8 of this circular.

A notice convening an annual general meeting of City Telecom (H.K.) Limited to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 21 December 2010 at 11:00 a.m. is set out on pages 14 to 17 of this circular. A form of proxy is also enclosed. Whether or not you are able to attend and vote at the annual general meeting, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the annual general meeting. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the annual general meeting or any adjourned meetings should you so wish.

17 November 2010

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 21 December 2010 at 11:00 a.m.

“Annual Report”	the annual report of the Company for the year ended 31 August 2010

“Articles”	the articles of association of the Company

“Board”	the board of Directors

“Company”	City Telecom (H.K.) Limited

“Director(s)”	the director(s) of the Company

“General Mandates”	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Issue Mandate”	a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate

“Latest Practicable Date”	15 November 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice of AGM”	the notice convening the AGM set out on pages 14 to 17 of this circular

“Option(s)”	option(s) which have been granted under the Share Option Scheme

DEFINITIONS

“Repurchase Mandate”	a general mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the Repurchase Mandate

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) of HK$0.10 each in the share capital of the Company

“Shareholder(s)”	the registered holder(s) of the Share(s)

“Share Option Scheme”	the share option scheme of the Company approved and adopted by a resolution of the Shareholders passed on 23 December 2002

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 1137)

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	Level 39
Mr. Cheung Chi Kin, Paul	Tower 1, Metroplaza
Mr. Yeung Chu Kwong, William	No. 223 Hing Fong Road
Mr. Lai Ni Quiaque	Kwai Chung
New Territories
Non-executive Director:	Hong Kong
Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors:
Mr. Lee Hon Ying, John
Dr. Chan Kin Man
Mr. Peh Jefferson Tun Lu

17 November 2010

To the Shareholders

Dear Sirs or Mesdames,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED AMENDMENTS TO THE OPTIONS GRANTED

UNDER THE SHARE OPTION SCHEME

AND

NOTICE OF ANNUAL GENERAL MEETING

I.	INTRODUCTION

At the AGM, resolutions will be proposed (i) to grant to the Directors the General Mandates in Part II below; (ii) to re-elect retiring Directors in Part III below; and (iii) to amend the Options granted under the Share Option Scheme in Part IV below.

LETTER FROM THE BOARD

The purpose of this circular is to give you relevant information regarding the General Mandates, re-election of retiring Directors and the amendments to the Options granted under the Share Option Scheme and to seek your approval of the resolutions to be proposed at the AGM.

II.	GENERAL MANDATES

At the 2009 annual general meeting of the Company held on 18 December 2009, the Directors were granted the General Mandates to issue and repurchase Shares. Such mandates will lapse at the conclusion of the forthcoming AGM. The Directors believe that renewals of these mandates are in the interests of the Company and Shareholders as a whole. Therefore, at the AGM, ordinary resolutions will be proposed as follows:

(a)	to grant to the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the aggregate nominal share capital of the Company in issue as at the date of the passing of such resolution;

(b)	to grant to the Directors the Repurchase Mandate to enable them to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the passing of such resolution; and

(c)	to increase the number of Shares to be allotted and issued under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

The General Mandates will expire at the conclusion of the AGM and the purpose of this circular is to request your support to renew the General Mandates at the AGM.

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate. The explanatory statement as required by the Listing Rules is set out in the Appendix I to this circular.

(a)	ISSUE MANDATE

At the AGM, an ordinary resolution will be proposed which, if passed, will give the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the issued share capital of the Company at the date passing of the resolution, details of which are set out in ordinary resolution No.6 in the Notice of AGM. In addition, conditional upon the proposed resolution to grant to the Directors the Repurchase Mandate being passed, an ordinary resolution will be proposed to authorise the Directors to allot, issue and otherwise deal with new Shares up to an amount equal to the aggregate nominal amount of the Shares repurchased by the Company in order to provide flexibility for issuing new Shares when it is in the interests of the Company.

LETTER FROM THE BOARD

The Company had an aggregate of 765,247,344 Shares in issue as at the Latest Practicable Date. During the year ended 31 August 2010, the Company had issued 80,500,000 Shares (representing 4,025,000 American Depositary Shares, each of which represents 20 Shares) under American Depositary Receipts Offering which completed on 28 April 2010. Subject to the passing of the proposed resolution for the approval of the Issue Mandate, the Company will therefore be allowed to allot and issue up to a maximum of 153,049,468 Shares, representing 20% of the issued share capital of the Company.

The Issue Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

(b)	REPURCHASE MANDATE

An ordinary resolution will be proposed at the AGM to grant to the Directors the Repurchase Mandate, details of which are set out in ordinary resolution No.7 in the Notice of AGM. The Shares which may be repurchased pursuant to Repurchase Mandate is limited to a maximum of 10% of the issued share capital of the Company at the date of passing of the resolution approving the Repurchase Mandate.

The Company had an aggregate of 765,247,344 Shares in issue as at the Latest Practicable Date. The Company had not repurchased any of the Shares on the Stock Exchange during the year ended 31 August 2010. Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate, the Company will therefore be allowed to repurchase up to a maximum of 76,524,734 Shares, representing 10% of the issued share capital of the Company.

The Repurchase Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

Details of the above ordinary resolutions are set out in ordinary resolutions Nos.6, 7 and 8 in the Notice of AGM.

III.	RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Articles 96 and 99 of Articles of Association, Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu will retire at the AGM and, being eligible, will offer themselves for re-election.

The Board proposes to re-appoint Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu as Directors at the AGM. Biographical details of each of Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu are set out in Appendix II to this circular.

LETTER FROM THE BOARD

IV.	PROPOSED AMENDMENTS TO THE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEME

Reasons for Amendments

According to the Share Option Scheme, in respect of an Option, an option period shall not exceed a period of ten (10) years commencing on the date upon which such Option is deemed to be granted and accepted by the grantee, and the date of expiry of the Option as may be determined by the Board which shall not be later than the last day of the option period.

For the purpose of motivating the Directors and senior executives to achieve the Company’s business objectives expeditiously, the Company granted the Directors and senior executive concerned in 2008 the Options with an option period of four (4) years ending on 23 December 2012.

With changing market condition, with particular regards to technology changes, the Company refined it strategy towards a longer term goal hence, wants to align its employees interests accordingly with longer expiry periods as permitted within the maximum period of ten (10) years under the Share Option Scheme and Rule 17.03(5) of the Listing Rules.

To tally with the option period of other Options granted under the Share Option Scheme, and to provide continuous incentives for their contribution to the Company, shareholders’ approval in general meeting is hereby sought to amend the expiry date of the Options granted to the Directors and senior executive concerned as more particularly described hereunder pursuant to Rule 17.03 of the Listing Rules and Clause 13.1(a) of the Share Option Scheme.

Proposed Amendments

Details of Options concerned and the proposed expiry date are set forth below:–

Name	Position held with the Company	Date of Grant	Exercise Price		Number of Options Granted	Balance as at the date of the Latest Practicable Date	Existing Expiry Date	Proposed Expiry Date

Yeung Chu Kwong, William	Executive Director	6 February 2008	HK$	1.7568	6,000,000	5,542,791 (Note 1)	23 December 2012	5 February 2018

Lai Ni Quiaque	Executive Director	11 February 2008	HK$	1.8660	6,000,000	6,044,791 (Note 2)	23 December 2012	10 February 2018

Tam Ming Chit	Chief Technology Officer	2 May 2008	HK$	1.7866	1,000,000	782,465 (Note 3)	23 December 2012	1 May 2018

LETTER FROM THE BOARD

Notes:

1.	These include the number of 16,309 Options and 28,482 Options following the adjustments to number of Options for 2008 interim scrip dividend and 2008 final dividend scrip dividend respectively.

2.	These include the number of 16,309 Options and 28,482 Options following the adjustments to number of Options for 2008 interim scrip dividend and 2008 final dividend scrip dividend respectively.

3.	These include the number of 2,718 Options and 4,747 Options following the adjustments to number of Options for 2008 interim scrip dividend and 2008 final dividend scrip dividend respectively.

V.	AGM

Notice of AGM is set out on pages 14 to 17 of this circular. The AGM to be held on 21 December 2010 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions to approve the grant of the General Mandates and the re-election of retiring Directors and the amendments to the Options granted under the Share Option Scheme.

Whether or not you are able to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the AGM or any adjourned meetings should you so wish.

Pursuant to Rule 2.17(1) of the Listing Rules, Mr. Yeung Chu Kwong, William, Mr. Lai Ni Quiaque and Dr. Tam Ming Chit and their respective associates who will abstain from voting in favour of the resolution in relation to the proposed amendments to the Options granted under the Share Option Scheme at the AGM. As at the Latest Practicable Date, Mr. Yeung Chu Kwong, William, Mr. Lai Ni Quiaque and Dr. Tam Ming Chit are interested in 2,306,000, 10,392,506 and nil Shares respectively, representing approximately 0.30%, 1.36% and 0% of the issued share capital of the Company respectively. Save as aforesaid, no other Shareholders has any material interest in the proposed amendments to the Options granted under the Share Option Scheme and therefore no other Shareholder is required to abstain from voting on the resolutions to be proposed at the AGM.

VI.	VOTING PROCEDURES BY SHAREHOLDERS

Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at a general meeting must be taken by poll. The chairman of the meeting will therefore demand a poll for every resolution put to the vote of the AGM pursuant to Article 71 of the Articles.

LETTER FROM THE BOARD

VII.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

VIII.	RECOMMENDATION

The Directors consider that all the resolutions proposed in respect of the above, including the proposals for the grant of the General Mandates, the re-election of retiring Directors and the amendments to the Options granted under the Share Option Scheme are in the best interests of the Company and the Shareholders as a whole. The Directors therefore recommend all Shareholders to vote in favour of all the resolutions set out in the Notice of AGM.

Yours faithfully, For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

APPENDIX I	EXPLANATORY STATEMENT

This is the explanatory statement, as required by the Listing Rules, to provide the Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the ordinary resolution to approve the Repurchase Mandate.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of the Company comprises 2,000,000,000 Shares and the number of Shares in issue was 765,247,344.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 76,524,734 Shares, equivalent to 10% of the issued share capital of the Company during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles, or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the relevant resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

APPENDIX I	EXPLANATORY STATEMENT

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles and the applicable laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Repurchase Mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell their Shares to the Company or its subsidiaries under the Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell their Shares to the Company or its subsidiaries nor have they undertaken not to sell any of the Shares to the Company or its subsidiaries in the event that the Company is authorised to make repurchases of Shares.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a shareholder, or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, the controlling Shareholders, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 389,245,732 Shares representing approximately 50.87% of the total issued share capital of the Company and their shareholding will be increased to approximately 56.52% of the total issued share capital of the Company if the repurchase mandate is exercised in full. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rules 26 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the issued share capital of the Company being in public hands.

REPURCHASES OF SHARES MADE BY THE COMPANY

The Company did not repurchase any of the Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months prior to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2009
November	4.00	2.45
December	4.00	3.33

2010
January	5.08	3.70
February	4.89	4.02
March	6.22	4.45
April	6.77	5.40
May	6.00	4.75
June	5.30	4.30
July	4.60	3.64
August	4.57	3.95
September	5.25	4.60
October	5.34	4.75
November (up to the Latest Practicable Date)	5.73	4.70

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

In accordance with the Articles, the following Directors will retire from office at the AGM and, being eligible, will offer themselves for re-election:–

1.	Mr. LEE Hon Ying, John, aged 64, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master‘s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.

As at the Latest Practicable Date, Mr. Lee does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Lee has entered into a service agreement with the Company and is entitled to receive an emolument of HK$194,500 per annum. Mr. Lee is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Lee is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Lee is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any positions with the Group, or hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Lee to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

2.	Mr. PEH Jefferson Tun Lu, aged 51, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 28 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

As at the Latest Practicable Date, Mr. Peh does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Peh has entered into a service agreement with the Company and is entitled to receive an emolument of HK$182,400 per annum. Mr. Peh is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Peh is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Peh is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any positions with the Group, or hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Peh to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

NOTICE OF AGM

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 1137)

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting of City Telecom (H.K.) Limited (the “Company”) will be held at Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 21 December 2010 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the Reports of the Directors and Auditors for the year ended 31 August 2010.

2.	To declare a final dividend for the year ended 31 August 2010.

3.	To re-elect the retiring Directors and to authorise the Board of Directors to fix the Directors’ remuneration.

4.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the Board of Directors to fix their remuneration.

Special Business

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

5.	To amend the terms of the Options granted under the Share Option Scheme.

6.	“THAT:–

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF AGM

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed twenty (20) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF AGM

7.	“THAT:–

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed ten (10) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:-

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:-

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

NOTICE OF AGM

8.	“THAT, subject to the passing of resolutions Nos. 6 and 7 above, the authority granted to the directors of the Company pursuant to resolution No. 6 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 7 above, provided that such extended amount so repurchased shall not be more than ten (10) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 17 November 2010

Registered Office:

Level 39

Tower 1, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	The register of members of the Company will be closed from 17 December 2010 to 21 December 2010, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 December 2010.

5.	With regard to item 3 in this notice, the board of directors of the Company proposes that the retiring Directors, namely Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu be re-elected as Directors of the Company. The biographical details of these retiring Directors are set out in Appendix II to the circular of the Company to the shareholders dated 17 November 2010.

6.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 1137)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

I/We(Note 1)

of

being the registered holder(s) of(Note 2)                                                           shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT(Note 3) THE CHAIRMAN OF THE MEETING

or

of

as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 21 December 2010 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):–

	RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2010.
2.	To declare a final dividend for the year ended 31 August 2010.
3.	(a) To re-elect Mr. Lee Hon Ying, John as a director of the Company.
(b) To re-elect Mr. Peh Jefferson Tun Lu as a director of the Company.
(c) To authorise the board of directors to fix the directors’ remuneration.
4.	To re-appoint Messr. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.
5.	To amend the terms of the Options granted under the Share Option Scheme.
6.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.
7.	To grant a general mandate to the directors to repurchase shares of the Company.
8.

To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No.6 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No.7.

Date day of 2010	Signature(Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.	If any proxy other than the chairman of the Meeting is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy does not need to be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK ( “✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK ( “✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	To be valid, this completed and signed form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time appointed for the holding of the Meeting or any adjournment meeting, as the case may be.

7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, then one of the said holders so present whose name stands first on the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or adjourned meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.